Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (Nos. 333-233154 and 333-256492) on Form S-8 and the registration statements (Nos. 333-285033 and 333-291130) on Form S-3 of our reports dated March 5, 2026, with respect to the consolidated financial statements of Ranpak Holdings Corp. and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP

Cleveland, Ohio
March 5, 2026